Exhibit 1.01

Qualstar Corporation

Conflict Minerals Report

For the Calendar Year Ended December 31, 2016

This is the Conflict Minerals Report (the “CMR”) for Qualstar Corporation (“Qualstar” or “the Company”) for the calendar year ended December 31, 2016 (the “Reporting Period”) pursuant to Rule 13p-1 and Form SD (the “Conflict Minerals Rule”) under the Securities and Exchange Act of 1934, as amended.

Introduction

Qualstar is a leading provider of data storage systems marketed under the Qualstar brand and of high efficiency and high density power solutions marketed under the N2Power brand. Qualstar is organized into two strategic business units: power solutions and data storage systems. Power solutions products include ultra-small high efficiency switching power supplies that provide unique power solutions to original equipment manufacturers (“OEMs”) for a wide range of markets, including communications networking, industrial, gaming, test equipment, LED/lighting, medical as well as other market applications. Data storage system products include highly scalable automated magnetic tape storage solutions used to store, retrieve and manage electronic data primarily in the network computing environment and to provide solutions for organizations requiring backup, recovery and archival storage of critical electronic information. A more complete description of the Company’s products is included in its Annual Report on Form 10-K for the year ended December 31, 2016, as filed with the Securities and Exchange Commission.

Qualstar designs its products at facilities in California and Singapore, and sells its products globally through authorized resellers and directly to OEMs. The Company utilizes contract manufacturers in Asia to produce its power solutions products. Qualstar’s storage products are manufactured by the Company at its factory in Simi Valley, California and by its OEM suppliers in other parts of the world.

Company Management System

Qualstar seeks to perform its compliance obligations under the Conflict Minerals Rule. As such, the Company has taken steps to communicate to selected personnel, suppliers and the public a policy regarding the supply of columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tin, tantalum and tungsten (“Conflict Minerals”) for its products. A copy of such policy is available on the Company’s website at https://www.qualstar.com/n2p-compliance-docs.php

Qualstar expects its suppliers to:

●	Promptly, completely and accurately respond to the Company’s informational requests with respect to any Conflict Mineral that is necessary to the functionality or production of such products.

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Determine whether there are any Conflict Minerals in any such products, survey their “upstream” suppliers regarding the ultimate source of any such Conflict Mineral and verify and document such information.

●	Implement policies and management systems to support compliance with these expectations, and encourage their “upstream” suppliers to adopt similar policies and systems.

●	Cooperate in the event the Company determines that any further inquiry or due diligence is required or advisable with respect to the source of any Conflict Mineral in any such products.

Reasonable Country of Origin Inquiry and Due Diligence Process

Based on Qualstar’s determination that certain Conflict Minerals are necessary to the functionality of a product or products that it manufactured or contracted to manufacture during the Reporting Period, it conducted a reasonable country of origin inquiry (“RCOI”) under the Conflict Minerals Rule to determine whether any Conflict Minerals necessary to the functionality or production of such products it manufactured or contracted to manufacture originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, “Covered Countries”) or are from recycled or scrap sources. Qualstar contracted with a third party consulting group and also utilized internal personnel, including its Chief Financial Officer, to conduct an investigation and compile a list of suppliers of potentially relevant products manufactured during the Reporting Period containing Conflict Minerals. The investigation included an inquiry of employees involved in procuring and selling its products to determine, among other things, whether the Conflict Minerals were necessary for the functionality or production of the product and identify the supplier of the product. If there was uncertainty whether Conflict Minerals were necessary to the functionality or the production of the product, the supplier remained on the list. A total of 50 suppliers (“Identified Suppliers”) were identified.

Qualstar does not purchase raw ore or unrefined Conflict Minerals and does not purchase any Conflict Minerals in the Covered Countries. As Qualstar is many steps removed in the supply chain from the smelters or refiners (“SORs”) that process the minerals used in its products and from the mines of origin for the materials, it determined that it is reasonable for the Company to expect its Identified Suppliers to identify those “upstream” SORs that represent the sources of Conflict Minerals in Qualstar’s supply chain.

Qualstar’s approach to the due diligence process was integral to its RCOI process, and relied heavily on the tools and processes developed by the Electronics Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) for the Conflict-Free Sourcing Initiative (“CFSI”), including (i) the Conflict Minerals Reporting Template (“CMRT”), which Qualstar provided to and used to survey its Identified Suppliers for important Conflict Minerals information, including identification of SORs in their supply chains, and (ii) the results of the Conflict Free Smelter (“CFS”) audit program, under which the EICC is sponsoring audits of the SORs utilizing a standard audit protocol, which can be used to determine whether an SOR can be classified as conflict free within the relevant CFS protocol.

Based on the responses to its RCOI, Qualstar determined that Conflict Minerals present in certain of its products may have originated in the Covered Countries and were not from scrap or recycled sources. Therefore, in accordance with the Conflict Minerals Rule, Qualstar determined that it was required to exercise due diligence on the Conflict Minerals’ source and chain of custody, as further described in this report.

Qualstar designed its due diligence measures based upon the internationally recognized due diligence framework set forth in the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas. The Company contacted (or had a third party consultant contact) each Identified Supplier and requested a list of smelters utilized, a copy of its Conflict Minerals statement, a copy of its policy regarding Conflict Minerals and a copy of any of its publicly available documents related to Conflict Minerals and Conflict Minerals reporting. Qualstar received a substantive response from over 75% of its Identified Suppliers, many of whom provided a completed CMRT or comparable disclosure. In the event an Identified Supplier failed to respond or provided an incomplete or insufficient response, Qualstar sent (or had a third party consultant send) follow-up inquiries requesting a complete response.

Due Diligence Results

As a result of Qualstar’s due diligence program, Qualstar has identified 349 smelters and refineries from which conflict minerals used in Qualstar’s supply chain originated.  337 of these smelters and refineries are identified as CFSI’s known smelters and refineries and 243 are on the list of CFSI’s certified Conflict Free Smelters (CFS) list and considered to be conflict free.

Due to the difficulties inherent in tracing a supply chain “upstream”, and given the failure of all of the Company’s Identified Suppliers to provide adequate sourcing information with respect to all of the Company’s products, the Company is unable to determine whether any conflict minerals in products it manufactured or had manufactured in its fiscal year ending December 31, 2016 financed or benefitted armed groups in a Covered Country.

Qualstar was not required to undertake or solicit an independent private sector audit of its Conflict Minerals Report for the Reporting Period.

Further Due Diligence and Risk Mitigation Efforts

Qualstar intends to undertake the following additional steps to improve its due diligence process and gather additional information that will assist the Company in determining whether the Conflict Minerals it utilizes benefit, directly or indirectly, armed groups contributing to human rights violations in the Covered Countries, as well as mitigating the risk thereof:

●	Encourage Identified Suppliers to provide additional, product-level information through ongoing communications with such suppliers.

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Engage Identified Suppliers that provided incomplete responses, or failed to provide a response, for the Reporting Period to ensure that such suppliers provide a complete response for the calendar year ended December 31, 2017.

●	Continue to conduct and report annually on supply chain due diligence for the applicable Conflict Minerals.

●	Continue to refine its risk management strategy based on the results of the Company’s ongoing due diligence efforts with respect to its products.

●	Communicate to any new suppliers its expectations with respect to Conflict Minerals, including through the transmission of the Company’s Conflict Minerals policy.